ETERNAL ENERGY CORP.
2120 West Littleton Blvd., Suite 300
Littleton, Colorado 80120

February 2, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Eternal Energy Corp.
Registration Statement on Form SB-2
Registration No. 333-135531

Ladies and Gentlemen:

On behalf of Eternal Energy Corp. (the “Company”), the undersigned respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) to February 6, 2007, at 12:00 Noon EST, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges the following:

1.
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Eternal Energy Corp.

/s/ Bradley M. Colby________
By: Bradley M. Colby
Title: President